

December 9, 2004

David V. Harper
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, MI 48393

>   Re: **Veri-Tek International, Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **filed December 8, 2004**
>   **Registration No. 333-118830**

Dear Mr. Harper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that in some places in your prospectus you indicate that the number of shares outstanding after the offering will be 6,695,900, and in other places 6,695,000, and that in some places you indicate that your subordinated debt will be converted into 1,195,900 shares of common stock, and in other places 1,195,000 shares of common stock. Please review your prospectus to ensure that you use the correct numbers consistently throughout your entire prospectus and review the numbers that you have presented in your "Principal Shareholders" table to also ensure that those numbers are correct.

Veri-Tek International, Corp.
December 9, 2004
Page 2

Prospectus Summary

Additional Considerations – Pages 2 to 3

2. Please indicate that your new credit facility requires that you use the net proceeds of your offering to repay the outstanding balance under that facility.

Use of Proceeds – Page 22

3. We note your added disclosure in response to our prior comment 8 that you used "revenues" to reduce the outstanding balance under your credit facility. We also note that under "Revolving Credit Facility" on page F-21 you indicated that the line was reduced from "operating cash flow." Please conform your disclosure in your "Use of Proceeds" section to your later disclosure on page F-21.

4. Please clarify in your third paragraph that you will use the borrowing capacity under your new credit facility together with the net proceeds available from your offering which remain after you have paid off the outstanding balance under that facility to implement your intended business plan.

Dilution – Pages 25 to 26

5. Expand the footnote at the bottom of the page to clarify that even though the data in the table is presented on a pro forma, as adjusted, basis at September 30, 2004, the actual number of shares that will be issued upon conversion of the subordinated debt will be 1,195,900 shares.

Management's Discussion and Analysis...

Critical Accounting Policies and Estimates

Patents – Page 38

6. Please revise your discussion to quantify the weighted average cost of capital used in your calculation and also the estimated useful lives of the asset used in the calculation.

Directed Share Program

7. We note from your responses to comments 15 and 16 that the registrant has abandoned the directed share program and that no sales will be made pursuant to it. Based solely on this fact, we do not plan to comment further on this issue. Please do not construe this comment to mean that we agree with your legal analysis in the responses.

Note A. Basis of Presentation

      Patents – Page F-10

8.   Please revise to provide the estimated amortization expense of intangible assets for each of the next five years. Refer to paragraph 45(a)(3) of SFAS 142.

Note B. Acquisition of JCJ International, Inc. – Page F-12

9.   We see your response to prior comment 18. We see you are using an estimated useful life of 17 years which represents the contractual life of the patents.

    a) Since US patents usually have a life of 17 years and your discussion appears to indicate that the patents existed prior to the acquisition date, please tell us the remaining contractual life of the patents at the date of the acquisition.

    b) If other than 17 years, explain why you believe it is appropriate for the amortization period of an intangible asset to exceed the remaining contractual life.

    c) Otherwise, please revise the financial statements to correctly reflect the remaining contractual life of the patents as the estimated useful lives.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Vaughn at (202) 824-5387, or Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at (202) 942-1880 with questions regarding our comments on any other part of your filing.

Sincerely,



Peggy A. Fisher
Assistant Director

cc: Patrick Daugherty, Esq. (via fax)
      Carolyn T. Long, Esq. (via fax)
      J. Christopher Wiltshire, Esq. (via fax)